United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Empire Resources, Inc.
(Name of Issuer)

Common Stock
(Title Class of Securities)

29206E100
(CUSIP Number)

Nathan Kahn Sandra Kahn c/o Empire Resources, Inc. 2115 Linwood Avenue 2nd Floor Fort Lee, NJ 07024 (201) 944-2200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or Rule 13d-1(f), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29206E100	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Nathan Kahn S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,220,697 (See Note (1) below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,220,697 (See Note (1) below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,220,697 (See Note (1) below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.1%
14	TYPE OF REPORTING PERSON* IN

(1)	Includes 518,174 shares that may be acquired by Nathan Kahn upon conversion of 10% Convertible Senior Subordinated Notes due June 1, 2016 (which number of shares is subject to adjustment in accordance with the terms of the 10% Convertible Senior Subordinated Notes). Nathan and Sandra Kahn share voting and investment power with respect to all shares reported, except for the shares that may be acquired upon conversion of the 10% Convertible Senior Subordinated Notes, with respect to which Sandra Kahn disclaims beneficial ownership.

SCHEDULE 13D

CUSIP No. 29206E100	Page 3 of 4 Pages

1	NAME OF REPORTING PERSON Sandra Kahn S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,220,697 (See Note (1) below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,220,697 (See Note (1) below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,220,697 (See Note (1) below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.1%
14	TYPE OF REPORTING PERSON* IN

(1)	Includes 518,174 shares that may be acquired by Nathan Kahn upon conversion of 10% Convertible Senior Subordinated Notes due June 1, 2016 (which number of shares is subject to adjustment in accordance with the terms of the 10% Convertible Senior Subordinated Notes). Nathan and Sandra Kahn share voting and investment power with respect to all shares reported, except for the shares that may be acquired upon conversion of the 10% Convertible Senior Subordinated Notes, with respect to which Sandra Kahn disclaims beneficial ownership.

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed on September 18, 2015, filed by Nathan Kahn and Sandra Kahn (collectively, the “Reporting Persons”) with respect to the Common Stock, par value $.01 per share (the “Shares”), of Empire Resources, Inc, a Delaware corporation (the “Company”).

Unless otherwise defined, all capitalized terms used herein shall have the meaning given such terms in the Schedule 13D.

Item 4 of the Schedule 13D is hereby amended to add the following information.

Item 4. Purpose of Transaction

The Reporting Persons are no longer exploring the possibility of formulating a proposal to acquire all Shares of the Company that they do not own in a merger or similar transaction and have no plans at this time to make a proposal to the Company or its shareholders regarding an acquisition transaction. The Reporting Persons have advised the Board of Directors of the Company of their decision and of their continued commitment to working with the Board to build shareholder value.

January 15, 2016

By:	/s/ Nathan Kahn
Name: Nathan Kahn, individually

By:	/s/ Sandra Kahn
Name: Sandra Kahn, individually